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                                        Filed pursuant to Rule 424(b)(3)
                                        Registration NO. 333-17043
PROSPECTUS

                                1,931,140 SHARES

                                  SIMULA, INC.

                                  COMMON STOCK
[SIMULA LOGO W/O NAME]

                            ------------------------

     This Prospectus relates to the offer and sale of up to 1,931,140 shares of Common Stock, par value $.01 per share ("Common Stock"), of Simula, Inc. ("Simula" or the "Company") which may be sold from time to time by certain selling shareholders (the "Selling Shareholders"). See "Selling Shareholders." Of the 1,931,140 shares of Common Stock registered hereby, 1,430,000 shares may be sold from time to time pursuant to this Prospectus by holders of the Company's Series C 10% Senior Subordinated Convertible Notes (the "Notes") following such holders' conversion of their Notes into Common Stock, and 501,140 shares may be sold from time to time by certain other specified Selling Shareholders.

     The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "SMU." On April 1, 1997, the closing price of the Common Stock on the NYSE was $15.38.

     The Company will not receive any proceeds from the issuance or sale of any shares of Common Stock sold pursuant to this Prospectus. The Company will pay certain of the expenses associated with this offering, however, the Selling Shareholders will bear the cost of all brokerage commissions and discounts, if any, incurred in connection with the sale of their shares pursuant to this Prospectus. The Common Stock offered hereby may be sold from time to time in market transactions at the prices then prevailing for the Company's Common Stock on the NYSE, or through privately negotiated transactions. Any such transactions may occur directly or through underwriters, dealers or agents. See "Plan of Distribution."

                            ------------------------

     INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS," BEGINNING ON PAGE 6.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is April 3, 1997
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                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering Analysis and Retrieval system. This Web site can be accessed at http://www.sec.gov. The Common Stock is listed on the NYSE. The foregoing information concerning the Company may be inspected at the NYSE at 20 Broad Street, New York, New York 10005.

     The Company will distribute to holders of the shares of Common Stock being offered hereby, annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for each of the first three fiscal quarters of each fiscal year.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and (2) the Company's Registration Statement on Form 8-A under the Exchange Act with respect to the Common Stock, including any amendment or reports filed for the purpose of updating such description.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statements. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to the Simula, Inc. Investor Relations Department, 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004, telephone number (602) 631-4005.

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                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in and incorporated by reference into this Prospectus.

                                  THE COMPANY

     The Company is a market-focused developer of technologies and advanced products and solutions to safety-related problems. A recognized world leader in energy absorption and related safety technologies, the Company designs and manufactures occupant safety systems and devices engineered to safeguard human life in a wide range of air, ground, and sea transportation vehicles. Through strategic acquisitions and successful application of its various proprietary technologies in energy-absorbing seating systems, inflatable restraints, and high-strength, lightweight advanced composite materials in a variety of industries, the Company, in recent years, has expanded its market focus and is introducing new products for commercial and military applications. The Company's current principal products are energy-absorbing seating systems for commercial airliners, rail and mass-transit seating systems, crashworthy seating systems for military aircraft, composite materials including armor, and a side-impact inflatable restraint system for automobiles. The Company plans to enter full scale production for the roll-out of new products in 1997, including its bulkhead airbag system for commercial aircraft, and two cockpit inflatable restraint systems for military aircraft.

     Energy-Absorbing and Other Seating Systems. For over 20 years, the Company has been a leading provider of energy-absorbing, or "crashworthy," seating systems. Seating systems incorporating this crashworthy technology absorb shock upon impact that would otherwise be absorbed by an occupant of the vehicle. This is accomplished through engineering and utilization of the Company's proprietary data bases regarding the properties of materials, failure characteristics, and human body dynamics.

     Management believes that the Company is the world's largest supplier of energy-absorbing military helicopter and other military aircraft seats. The Company's principal competitors in the crashworthy military seating market are Martin Baker (U.K.) and Israel Aircraft Industries, Ltd. (Israel). The Company does not have financial or market share data concerning these two competitors. However, based on internal market surveys and data, the Company believes that it is the supplier for a majority of the world's energy-absorbing seating system programs under domestic and foreign military contracts.

     As an outgrowth of this core business, in late 1995 the Company commenced the manufacture and sale of commercial airline seating systems that comply with stringent FAA safety standards mandating that passenger seats be designed to absorb 16 times the force of gravity upon impact ("16g Seats"). Management believes that the Company achieved a 2.5% share of the worldwide commercial seating market in 1996, its first full year of production. The Company has 10 principal competitors in the commercial airline seating market, with BE Aerospace, Inc. having approximately 50% of the market. In the first quarter of 1997, the Company has received approximately $28 million in new 16g Seat orders and options primarily from two major U.S. carriers. The Company believes that the resulting revenues will be recorded over a period of 18 months from the date of this Prospectus. As of April 1, 1997, the Company has in excess of $65 million in outstanding bid proposals to prospective airline seat customers. The Company cannot predict what portion of these orders may ultimately be awarded to the Company, if any. See "Risk Factors -- Entry Into New Markets."

     Based on internal data, Management believes that the Company is the leading North American provider of seating systems for rail and other mass transit vehicles, with an approximate 70% to 80% market share. The Company has four principal competitors in the North American rail and mass transit seating market, comprising in the aggregate 20% to 30% of the market.

     As a prominent provider of aircraft interior services, the Company repairs and refurbishes commercial airline seats, overhauls and modifies seat assemblies, and designs and integrates telephone and entertainment systems into aircraft seats for several major airlines.

     Armor and Other Composite Materials. The Company develops and manufactures a variety of composite materials which are integrated into its products and the products of third parties. The Company's

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principal composite products include high-strength, ultra-lightweight armor systems for use in targeted applications, such as surrounding crew seats in aircraft (V-22 Osprey, Apache, Blackhawk, and CH-53 Sea Stallion), protecting vital components of aircraft (C-17 cockpits and tank power units), and providing additional floor protection (multi-wheeled and transport vehicles). Other new products utilizing the Company's composite technology include portable transparent armor products for use in commercial vehicles, such as police cars and executive vehicles.

     Inflatable Restraint Systems. The Company has developed proprietary and patented structures and systems that are used as inflatable restraints. The first product for automobiles, the inflatable tubular structure ("ITS"), is being introduced in BMW models to be delivered in 1997 to provide head and neck protection in side-impact collisions. The Company has a variety of other inflatable restraint applications and configurations for automobiles. The Company has also developed and certified the first airbag systems for commercial and military aircraft, which will be introduced in 1997. In addition to providing inflatable restraint products directly to automobile and aircraft manufacturers, the Company licenses its proprietary inflatable restraint technology and products to first tier component suppliers.

     Introductory Stage Technologies. The Company has several technologies and products in various phases of development that it believes will provide it with new products over the next several years. These products include additional applications of the Company's inflatable restraint technology, light-weight transparent armor, advanced sensors with multi-axial sensing ability, a vacuum-packed sealed parachute, and new polymers that may be used for high-performance windows, lenses, visors, and a number of other applications.

     The Company's strategy is to maintain its leading position in creating and applying proprietary technologies and advanced solutions to safety related problems and to develop its products for commercial sale to a wide range of transportation customers. The key elements in executing this strategy are to (i) develop and utilize technology to enhance current products and create new products, (ii) focus on new product markets and regulatory requirements, (iii) expand manufacturing capabilities and maximize internal synergies, and (iv) pursue acquisitions and strategic alliances that complement existing businesses or provide manufacturing or distribution opportunities.

     The Company has experienced substantial growth since fiscal 1992 resulting from the broader application of its technology, its strategic acquisitions, and its development of new products. The Company's revenue increased from $18.8 million in 1992 to $65.8 million in 1996. During this time period, the percentage of the Company's revenue derived from government and defense contracts declined from 100% in 1992 to approximately 49% in 1996, with the balance from commercial customers. The Company's principal customers include America West Airlines, BMW, Boeing, Continental Airlines, Matsushita, McDonnell Douglas, Sikorsky Aircraft, Southwest Airlines, metropolitan transit authorities in major North American cities, and various branches of the United States armed forces and agencies.

     The Company incurred a loss before the cumulative effect of change in accounting principle of $6.8 million for the year ended December 31, 1996, principally as a result of expensing pre-contract costs and incurring plant start-up costs and corporate and sales infrastructure expenses necessary to support the production and shipment of its 16g Seat, ITS, and bulkhead airbag products. The Company's contracts for its ITS and bulkhead airbag products provide for deliveries of commercial quantities beginning in 1997. Because of limited revenues from these products in 1996, the costs associated with these products negatively impacted 1996 results and may result in a loss for the Company's quarter ended March 31, 1997. The Company cannot presently estimate the amount of such potential quarterly loss at this time. See "Risk Factors."

     The Company anticipates that it will complete a public offering of Securities in April 1997, to raise additional capital. This offering may take place at the same time as Selling Shareholders are seeking to sell their Common Stock in the market. These facts could effect the price of the Common Stock. See "Risk Factors -- Offering of Preferred Stock."

     Prospective purchasers of the Common Stock offered hereby should carefully consider certain risk factors as detailed in this Prospectus and contained in all documents incorporated by reference into this Prospectus. Included among such factors are the Company's: Recent and Anticipated Losses, Entry Into New Markets,

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Production Risks and Manufacturing Experience, Investment In and Dependence On
Proprietary Technology, Need For Additional Capital, Quarterly Operating Results and Cyclicality, Possible Volatility of Stock Price, and Management of Growth. See "Risk Factors."

     The Company maintains its principal executive offices at 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004, and its telephone number is (602) 631-4005. Unless the context indicates otherwise, all references to the "Company" or "Simula" refer to Simula, Inc. and its subsidiaries.

                                  THE OFFERING

Common Stock offered hereby................................................   1,931,140 shares

Common Stock outstanding as of April 1, 1997...............................   8,999,948 shares

Common Stock to be outstanding after completion of the offering............  10,931,088 shares

New York Stock Exchange trading symbol.....................................  "SMU"

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                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following factors in addition to the other information in this Prospectus and all documents incorporated by reference herein. This Prospectus and all documents incorporated herein by reference contain certain forward-looking statements and information. Projected operating results and capital needs will be affected by a wide variety of factors which could adversely impact revenues, profitability and cash flow, many of which are beyond the control of the Company. The factors include the Company's ability to design and introduce new products on a timely basis; market acceptance and demand of both the Company's and its customers' products; success in building strategic alliances with large prime contractors and first tier suppliers; the level of orders which are received and can be shipped and invoiced in a quarter; customer order patterns and seasonality; levels of accounts receivable; changes in product mix; product performance and reliability; product obsolescence; availability and utilization of manufacturing capacity; fluctuations in manufacturing yield; the availability and cost of raw materials, equipment, and other supplies; the cyclical nature of the airline, rail and automobile industries and other markets addressed by the Company's products; the level and makeup of military expenditures; technological changes; competition and competitive pressures on pricing; and economic conditions in the United States and worldwide markets served by the Company. The Company's products are incorporated into a variety of transportation vehicles. A slowdown in demand for new transportation vehicles or modifications services to transportation vehicles as a result of economic or other conditions in the United States or worldwide markets served by the Company and its customers or other broad-based factors could adversely affect the Company's operating results or financial condition.

RECENT AND ANTICIPATED LOSSES

     In order to prepare for the production of the 16g Seat in commercial quantities and the commercial introduction of the ITS and bulkhead airbag, the Company has incurred significant pre-contract costs, which were charged to expenses in 1996. In prior years, such costs were capitalized. Also, in order to support the introduction and production of these products, the Company has incurred plant start-up costs and has significantly increased expenses applicable to its corporate and sales infrastructure, which expenses were necessary to develop markets and support the production of these products that are anticipated to produce revenue in 1997. In addition, the Company has accelerated research and development expenses applicable to potential new products related to these technologies. The incurrence of these costs resulted in a loss before cumulative effect of a change in accounting principle of $6.8 million for the year ended December 31, 1996, and will result in a net loss in the first quarter of 1997. The Company cannot estimate the amount of this loss at this time.

ENTRY INTO NEW MARKETS

     The Company recently commenced full-scale production for its 16g Seat and ITS, and plans to enter production for new product roll-outs in 1997 for a bulkhead airbag system for commercial aircraft, and two cockpit inflatable restraint systems for military aircraft. See, "Summary -- The Company." There can be no assurance that the Company will be successful in the introduction of its new products. Such success will depend on a variety of factors, including successful product testing and acceptance by its potential customers, particularly airlines and automobile manufacturers; the success of the Company's sales and marketing efforts in markets not previously addressed by the Company; successful and rapid expansion of the Company's manufacturing capacity, including the expansion or establishment of additional manufacturing facilities, particularly for inflatable restraints and aircraft seating systems; the ability of the Company's products to provide their intended benefits; and increasing government safety regulations and consumer safety concerns, particularly for energy-absorbing seating systems and for inflatable restraints. If the Company is unable to manufacture and market its new products successfully, its business, results of operations, and financial condition will be materially and adversely affected.

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

PRODUCTION RISKS AND MANUFACTURING EXPERIENCE

     The Company does not have experience in high-volume manufacturing and must build capacity to meet anticipated demand for certain of its new products. The Company is currently attempting to add to its production capabilities through new plant and equipment. The Company has received initial purchase orders for its new products, and has invested substantial resources to the manufacture of such new products prior to the receipt of volume orders for any of them. From January 1, 1995 to December 31, 1996, the Company invested approximately $14.4 million in the purchase of plant and equipment. The Company believes that it has sufficient capacity to meet its estimated 1997 delivery requirements. Although the Company has completed this necessary investment in manufacturing equipment and capacity, the Company could also incur significant start-up costs, expenses, and delays in connection with its attempts to manufacture commercial quantities of its new products. There can be no assurance that the anticipated level of demand will occur or that the Company will not experience either overcapacity or undercapacity in its new production facilities. Further, there can be no assurance that the Company will be successful in overcoming the technological, engineering, and management challenges associated with the production of commercial quantities of its new products, at any given volume, at acceptable costs, or on a timely or profitable basis. Operating results could be adversely affected if the expansion of the Company's manufacturing capacity is delayed or inefficiently implemented. No assurance can be given that the Company will not experience manufacturing inefficiencies or delivery problems in the future in the event of fluctuations in demand. When and if the Company receives volume orders for its products, it may determine to license or outsource the manufacturing of certain of the components. There can be no assurance that the Company will be able to identify manufacturers that will meet its requirements as to quality, reliability, timeliness, and cost-effectiveness. Any such failure will limit the Company's ability to satisfy customer orders and would have a material adverse effect on the Company's business, results of operations, and financial condition.

     The Company believes that its products and components have passed, and will continue to pass, certain product performance and reliability testing by its customers; however, there can be no assurance that its products will continue to pass such testing in the future, particularly as the Company moves toward higher production volumes. If such problems occur, the Company could experience increased costs, delays, reductions or cancellations of orders and shipments, and warranty issues, any of which could adversely affect the Company's business, results of operations, and financial condition.

INVESTMENT IN AND DEPENDENCE ON PROPRIETARY TECHNOLOGY

     The Company's future success and competitive position depend to a significant extent upon its proprietary technology. The Company must make significant investments to continue to develop and refine its technologies. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect the Company's operations unless the Company is able to adapt to the resulting change in conditions. As a result, the Company will be required to expend substantial funds for and commit significant resources to the conduct of continuing research and development activities, the engagement of additional engineering and other technical personnel, the purchase of advanced design, production, and test equipment, and the enhancement of design and manufacturing processes and techniques. The Company's future operating results will depend to a significant extent on its ability to continue to provide design and manufacturing services for new products that compare favorably on the basis of time to introduction, cost, and performance with the design and manufacturing capabilities of aircraft and automobile suppliers. The success of new design and manufacturing services depends on various factors, including utilization of advances in technology, innovative development of new solutions for customer products, efficient and cost-effective services, timely completion and delivery of new product solutions, and market acceptance of customers' end products. Because of the complexity of the Company's products, the Company may experience delays from time to time in completing the design and manufacture of new product solutions. In addition, there can be no assurance that any new product solutions will receive or maintain customer or market acceptance. If the Company were unable to design and manufacture solutions for new products of its customers on a timely and cost-effective basis, its future operating results would be adversely affected.

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     The Company relies in part on patent, trade secret, and copyright law to protect its intellectual property. There can be no assurance that any patent owned by the Company will not be invalidated or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology, or design around the patents owned by the Company. In addition, effective patent and other intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, and to determine the validity and scope of the proprietary rights of others. Similarly, there can be no assurance that the Company's technologies will not be subject to claims that they infringe the rights of others, which would require the Company to defend such claims. Patent and trade secret litigation could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company's operating results and financial condition.

DEPENDENCE ON INDUSTRY RELATIONSHIPS

     A number of the Company's products are components in its customers' final products. In particular, the Company's automobile and aircraft inflatable restraint systems are intended for use as components in automobiles or aircraft. Accordingly, to gain market acceptance, the Company must demonstrate that its products will provide advantages to the manufacturers of final products, including increasing the safety of their products, providing such manufacturers with competitive advantages or assisting such manufacturers in complying with existing or new government regulations affecting their products. There can be no assurance that the Company's products will be able to achieve any of these advantages for the products of its customers. Furthermore, even if the Company is able to demonstrate such advantages, there can be no assurance that such manufacturers will elect to incorporate the Company's products into their final products, or if they do, that the Company's products will be able to meet such customers' manufacturing requirements. Additionally, there can be no assurance that the Company's relationships with its manufacturer customers will ultimately lead to volume orders for the Company's products. The failure of manufacturers to incorporate the Company's products into their final products would have a material adverse effect on the Company's business, results of operations, and financial condition. The Company also depends on its relationships with first tier component suppliers to which it licenses its proprietary technology to facilitate the marketing and distribution of its products, particularly its inflatable restraint products.

SUBSTANTIAL RELIANCE UPON MAJOR CUSTOMERS

     The Company's business has relied to a great extent on relatively few major customers, although the mix of major customers has varied from year to year depending on the status of then current contracts. During fiscal 1996, all branches of the United States armed forces accounted for 27% of the Company's revenue. No other customer accounted for more than 10% of the Company's revenue in 1996. Although the Company has long-established relationships with a number of its customers, the Company does not have long-term supply contracts with any customers. The Company's customers also generally do not commit to long-term production schedules and, as a result, customer orders generally can be canceled and volume levels changed or delayed. The timely replacement of canceled, delayed, or reduced orders cannot be assured. The loss or reduction in sales to a major customer may have a more material adverse effect on the Company's operations and financial condition than would be the case if the Company's revenue were less concentrated by customer.

     The Company believes that the United States Army and other branches of the United States armed forces as well as prime defense contractors, to which the Company has supplied products for approximately 20 years, will continue to be major customers, although the percentage of the Company's revenue attributable to them can be expected to decrease as a result of the Company's expanding commercial operations. For the year ended December 31, 1996, approximately 23%, 4% and 9% of the Company's revenue was attributable to the Company's contracts with the United States Army, other branches of the United States armed forces, and

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prime defense contractors, respectively. Reliance upon defense contracts involves certain inherent risks, including dependence on Congressional appropriations, changes in governmental policies that reflect military and political developments, and other factors characteristic of the defense industry. The Company believes that the impact of reductions in military expenditures have been and may continue to be less significant on the Company than on many other military suppliers because completed and currently announced reductions in military expenditures have tended to relate more to strategic programs than to the types of tactical programs that the Company's products address. There can be no assurance, however, that reductions in military expenditures or the type of reductions instituted will not adversely affect the Company's business, operating results, and financial condition.

EFFECT OF GOVERNMENT CONTRACT PROVISIONS

     As a contractor and subcontractor to the United States government, the Company is subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. Sales of many of the Company's products are governed by rules favoring the government's contractual position. As a consequence, such contracts may be subject to protest or challenge by unsuccessful bidders or to termination, reduction, or modification in the event of changes in government requirements, reductions of federal spending, or other factors. The Company's government-related revenue has resulted almost exclusively from firm, fixed-price contracts. Fixed-price contracts involve certain inherent risks to the Company, including underestimating costs, problems with new technologies, and economic and other changes that may occur over the contract period. The accuracy and appropriateness of certain costs and expenses used to substantiate direct and indirect costs of the Company for the United States government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency ("DCAA"), an arm of the United States Department of Defense. The DCAA has the right to challenge the Company's cost estimates or allocations with respect to any such contract. If a DCAA audit establishes overcharges or discrepancies in costs or accounting, it can seek the repayment of such overcharges or seek other reconciliations. DCCA audits are routine in the defense contracting industry, and the Company has been subject to such audits from time to time. Since the inception of the Company's operations, no DCAA audit has resulted in an adverse determination against the Company. In September 1993, however, the Company agreed to pay $445,000 over a 12-month period to resolve an overcharge dispute, without any admission of liability. The investigation and settlement resulted in the review of virtually all of the Company's government contracts entered into between April 1987 and June 1990. The settlement agreement concluded any other potential defective pricing claims on all of the Company's contracts with the United States Department of Defense negotiated during that period.

NEED FOR ADDITIONAL CAPITAL

     To meet the anticipated demand in 1998, the Company must continue to make significant investments in research and development, equipment, and facilities, including capital expenditures to construct and equip the facilities. The Company's operating results may be adversely affected if its revenue does not increase sufficiently to offset the increase in fixed costs and operating expenses relating to these capital expenditures. The continued expansion of the Company's business may require it, from time to time, to seek debt or equity financing. Such capital expenditures may be required to maintain or expand the Company's engineering, design, and production facilities and equipment as well as to otherwise finance the growth of its business. The Company cannot predict the timing or amount of any such capital requirements. The Company anticipates that such financing may include bank financing or the issuance of debt or equity securities. The ability of the Company to obtain bank financing or raise additional debt or equity capital will depend on its financial condition and results of operations. In addition, there can be no assurance that additional financing will be available to the Company if and when required and under terms acceptable to the Company. See "Offering of Preferred Stock" below.

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OFFERING OF PREFERRED STOCK

     The Company anticipates that it will complete a public offering of its Series A Convertible Exchangeable Preferred Stock ("Preferred Stock") in April 1997. This offering is being conducted on a firm commitment basis by underwriters to raise approximately $30 to $40 million in proceeds for the Company to be utilized for manufacturing capacity expansion, repayment of indebtedness, and working capital. The Preferred Stock offering could occur at the same time as an offering of Common Stock by Selling Shareholders under this Prospectus and could effect the demand for, and price of the Common Stock. Purchasers of the Preferred Stock may, under certain conditions, convert the preferred shares into shares of Common Stock. The Preferred Stock is also exchangeable at the Company's option into Convertible Exchange Notes of the Company ("Convertible Notes"). The Convertible Notes are convertible into Common Stock on substantially the same terms and conditions as the Preferred Stock. If any such conversion were to occur in full, the Company could have a significant number of additional shares of Common Stock outstanding. The existence of outstanding Preferred Stock or Convertible Notes could accordingly have an effect on the demand for, and price of the shares of Common Stock offered hereby.

ACQUISITIONS

     The Company's acquisition strategy depends in large part on its continued ability to successfully acquire, integrate, and operate additional companies that have complementary businesses that can utilize or enhance the Company's technologies or that can provide benefits in terms of manufacturing, distribution, or availability of component parts. The Company has completed three major acquisitions since August 1993. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates, that it will be able to consummate or finance any such acquisitions, or that it will be able to integrate any such acquisitions successfully into its operations.

QUARTERLY OPERATING RESULTS; CYCLICALITY

     Since the beginning of 1993 the Company has experienced significant growth in its revenue as a result of internal growth and its acquisitions. As a growth company, the Company's quarterly results may be especially variable and historic results are not a reliable basis on which to predict future operating results. Further, during the second quarter of 1996, the Company adopted a new method of accounting for pre-contract costs under which various costs are expensed as incurred rather than being deferred. The effect of changing this accounting principle resulted in a restatement and reduction of earnings per share previously reported for the first quarter of 1996. The Company's change in accounting method in 1996 will make year to year and quarter to quarter comparisons of earnings difficult.

     The continued success of the Company will be impacted by the cyclical nature of the airline, rail, and automobile industries as well as other markets served by the Company's products; the level and makeup of military expenditures; technological changes; competition and competitive pressures on pricing; new government regulations; and economic conditions in the United States and worldwide markets served by the Company and its customers. The Company's products are incorporated into a variety of transportation vehicles. A slowdown in demand for such new transportation vehicles or modification services to existing transportation vehicles as a result of economic or other conditions in the United States or in the worldwide markets served by the Company and its customers or other broad-based factors could adversely affect the Company's operating results and financial condition. Conversely, an increase in demand for new transportation vehicles or modification services could strain the Company's capacity, its manufacturing efficiency, and delivery schedules.

POSSIBLE VOLATILITY OF STOCK PRICE

     The trading price of the Company's Common Stock has been and in the future may be subject to wide fluctuations in response to quarterly variations in operating results of the Company or its competitors, actual or anticipated announcements of technical innovations or new products by the Company or its competitors, contracts with key customers, new agreement negotiations, changes in analysts' estimates of the Company's financial performance, general industry conditions, military expenditures, worldwide economic and financial conditions, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market price of many technology companies and which often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

COMPETITION

     The markets served by the Company's aircraft and rail seating and inflatable restraint systems are intensely competitive. Most of the Company's competitors have greater marketing capabilities and financial resources than the Company. Although most of the Company's technology is proprietary, many businesses are actively engaged in the research and development of new products and in the manufacture and sale of products that may compete with the Company's inflatable restraint systems, structures, and materials capabilities. The Company's present or future products could be rendered obsolete by technological advances by one or more of its competitors or by future entrants into its markets. Competition for commercial contracts relates primarily to technical know-how, cost, and marketing efforts. Competition for government contracts relates primarily to the award of contracts for the development of proposed products rather than for the supply of products that have been developed under contracts. Numerous suppliers compete for government defense contracts as prime contractors or subcontractors. The demand for aircraft seating, which is one of the Company's target markets, currently exceeds supply; however, the Company's competitors may seek to cover such undercapacity. As a result, there is no assurance that such undercapacity in those markets will continue to exist in the future. A substantial increase in the capacity of all manufacturers in those markets may have an adverse impact on the Company's results of operations and financial condition.

MANAGEMENT OF GROWTH

     The Company currently is experiencing a period of significant growth. The Company's ability to manage its growth effectively will require it to enhance its operational, financial, and management information systems. In addition, the Company must also effectively oversee operations of geographically dispersed subsidiaries in diverse lines of business. The Company is increasing staffing and other expenses as well as its expenditures on manufacturing plants, capital equipment and leasehold improvements in order to meet the anticipated demand of its customers for its new products. However, the Company's customers generally do not commit to firm production schedules for other than a relatively short time in advance. The Company's profitability would be adversely affected if the Company increased its expenditures in anticipation of future orders that do not materialize. Its customers may also require, from time to time, rapid increases in design and production services, which place an excessive short-term burden on the Company's resources. The failure of the Company to manage its growth effectively could have a material adverse effect on the Company's business, operating results, and financial condition.

PRODUCT LIABILITY

     The Company will face increasing exposure to product liability claims as it increases its presence in commercial markets. Product liability claims may be particularly significant in connection with the Company's commercial aircraft and automobile products. The Company maintains product liability insurance, including general product liability, special aircraft product liability, and product recall insurance. In connection with its government business, product liability defense is available to some extent under the so-called "government contractor defense." In addition, the Company's product liability insurance also provides protection with respect to exposure, if any, under government contracts and products. The Company believes its insurance is adequate at the present time.

GOVERNMENT SAFETY REGULATIONS

     The Company regularly monitors regulations adopted or being considered by the Federal Aviation Administration ("FAA") relating to airlines, particularly those relating to seating and restraints, and by the National Highway Traffic Safety Administration ("NHTSA"), particularly those relating to airbags and other safety features in automobiles, rail, and other mass transit vehicles. Administratively promulgated regulations are typically subject to industry resistance, comment periods, and significant delays in implementation. To the extent that proposed regulations are withdrawn or that new or existing regulations are subsequently amended, rescinded, or deadlines for compliance extended, the demand for improved safety systems, such as those provided by the Company, could be adversely impacted.

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of federal, state, and local government regulations related to the storage, use, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals used in its manufacturing processes. There can be no assurance that changes in environmental regulations will not impose the need for additional capital equipment or other requirements. Any failure by the Company to obtain required permits for, control the use of, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject the Company to substantial liability or could cause manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's operating results and financial condition.

INTERNATIONAL TRADE AND CURRENCY EXCHANGE

     Approximately 24% of the Company's revenue in fiscal 1996 was derived from international customers, all of which is billed and recorded in United States Dollars. The Company has acquired manufacturing facilities outside the United States in anticipation of an increased volume of business overseas, particularly with respect to its inflatable restraint systems for automobiles. Therefore, the Company may purchase an increasing portion of its raw materials and equipment from foreign suppliers and incur labor costs in foreign locations. The foreign sale of products and the purchase of raw materials and equipment from foreign suppliers may be adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets and purchase materials or equipment from foreign suppliers.

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

     The Company's success depends upon the retention of key personnel, particularly Stanley P. Desjardins, its founder and Chairman, and Donald W. Townsend, its President. The Company has entered into five-year employment contracts with Messrs. Desjardins and Townsend through the year 2001. The loss of Messrs. Desjardins or Townsend or other existing key personnel or the failure to recruit and retain necessary additional personnel would adversely affect the Company's business prospects. Additionally, the covenants of one of the Company's credit facilities requires that the Company continue to employ Messrs. Desjardins and Townsend. There can be no assurance that the Company will be able to retain its current personnel or attract and retain necessary additional personnel.

CONTROL BY MANAGEMENT

     Following the completion of this offering, the directors and executive officers of the Company will own an aggregate of 3,406,134 shares of Common Stock, or approximately 31% of the outstanding Common Stock of the Company, of which Stanley P. Desjardins will own 3,060,412 shares. Through the ownership of such Common Stock, the ability to elect or otherwise designate members of the Board of Directors, as a practical matter, will continue to reside with the current management of the Company. The directors and executive officers have the right to acquire additional shares upon exercise of options granted under the Company's stock option plans, and the executive officers may acquire additional shares under the Company's Employee Stock Purchase Plan.

SHARES ELIGIBLE FOR FUTURE SALE

     As of April 1, 1997, the Company had 8,999,948 shares of Common Stock outstanding, of which 3,669,349 shares are "restricted securities" (the "Restricted Shares") as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). Such Restricted Shares may be subject to volume and other resale limitations described below. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior the sale, and who beneficially owns restricted securities with respect to which at least three years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares of Common Stock pursuant to this Prospectus. Net proceeds received by the Selling Shareholders in the sale of Common Stock offered hereby will be retained by such Selling Shareholders. See "Selling Shareholders" and "Plan of Distribution."

                        DETERMINATION OF OFFERING PRICE

     This prospectus may be used from time to time by the Selling Shareholders to offer the Common Stock registered hereby for sale. The offering price of such Common Stock will be determined by the Selling Shareholders and may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

     Of the 1,931,140 shares of Common Stock registered hereby, 1,430,000 are being registered to account for the prospective conversion of the Notes into Common Stock of the Company. The exact number of shares to be issued will depend on the conversion price fixed by the various noteholders from time to time. The Notes are convertible by their holders at their election at a price which may be fixed by each such individual holder at 98% of the average closing prices of the Company's Common Stock on the New York Stock Exchange for the ten (10) trading days immediately preceding the date in which such election to the conversion price is made. Accordingly, the factors involved in determining any specific conversion price include general market conditions and the prevailing market for the Company's Common Stock, as well as individual investment considerations and decisions particular to each individual holder of the Notes.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information, as of the date of this Prospectus, regarding the beneficial ownership of shares of Common Stock by the Selling Shareholders, and as adjusted to reflect the sale of the 1,931,140 shares of Common Stock offered hereby by Selling Shareholders.

                                                                           SHARES
                                                         SHARES         AVAILABLE FOR      % OWNED AFTER
                                                      BENEFICIALLY     SALE UNDER THIS     COMPLETION OF
      NAME AND ADDRESS OF SELLING SHAREHOLDER            OWNED           PROSPECTUS        THIS OFFERING
----------------------------------------------------  ------------     ---------------     -------------
Stanley P. Desjardins Charitable....................        97,690           97,690               *(1)
  Remainder Annuity Trust(1)
Stanley P. Desjardins Charitable....................        99,500           99,500               *(1)
  Remainder Unitrust(1)
June M. Rudyk Charitable............................        97,690           97,690               *(1)
  Remainder Annuity Trust(1)
June M. Rudyk Charitable............................        99,500           99,500               *(1)
  Remainder Unitrust(1)
Sandra Desjardins Charitable........................        63,360           63,360               *(1)
  Remainder Annuity Trust(1)
Sandra Desjardins Charitable........................        24,900           24,900               *(1)
  Remainder Unitrust(1)
David A. Yungkau, Inc. .............................        18,500           18,500               *
  1828 River Heights Lane
  Villa Hills, Kentucky 41017
Erinyes & Co.
  Davis High Income Fund............................        50,000           50,000               *
  124 East Marcy Street
  PO box 1688
  Sante Fe, NM 87501
Miller A-1 Trust(2).................................        10,000           10,000               *
Miller A-2 Trust(2).................................        10,000           10,000               *
Miller A-4 Trust(2).................................        15,000           15,000               *
Miller B Trust(2)...................................        25,000           25,000               *
Miller C Trust(2)...................................        25,000           25,000               *
Catherine C. Miller Irrevocable.....................        10,000           10,000               *
  E Trust DTD 3/26/91
  Morgan Stanley and Co. Incorporated
  440 South LaSalle Street
  Chicago, Illinois 60605
Lloyd I. Miller and
  Kimberly S. Miller Trust(3).......................         5,000            5,000               *
Lloyd I. Miller GST Trust(3)........................        10,000           10,000               *
Kimberly S. Miller GST Trust(3).....................        10,000           10,000               *
Lloyd I. Miller IV Minor(3).........................        10,000           10,000               *
Alexandra B. Miller Minor(3)........................        10,000           10,000               *
Miller Keogh Trust(3)...............................        10,000           10,000               *
Lim, Inc............................................        50,000           50,000               *
  440 South LaSalle Street, 16th Floor
  Chicago, Illinois 60605
Siegler & Co........................................       425,000          425,000               4%
  2 Pickwick Plaza
  Greenwich, Connecticut 06830
Wayne Farris........................................         4,000            4,000               *
  P.O. Box 549
  Pikeville, Kentucky 40977-0549

                                                                           SHARES
                                                         SHARES         AVAILABLE FOR      % OWNED AFTER
                                                      BENEFICIALLY     SALE UNDER THIS     COMPLETION OF
      NAME AND ADDRESS OF SELLING SHAREHOLDER            OWNED           PROSPECTUS        THIS OFFERING
----------------------------------------------------  ------------     ---------------     -------------
Edward T. Kennedy...................................         6,000            6,000               *
  5664 Beaver Road
  Union, Kentucky 41091
Mathis Dallas & Frohlich Profit Sharing Plan........         5,000            5,000               *
  FBO Anthony Frohlich(4)
Mathis Dallas & Frohlich Profit Sharing Plan........         5,000            5,000               *
  FBO Stephen K. Dallas(4)
Jerry L. Bratfish...................................         5,000            5,000               *
  5341 Laurel Ridge
  Cincinnati, Ohio 45247
Willie Mathis, Jr...................................         5,000            5,000               *
  7992 Dixie Highway
  Florence, Kentucky 41042
Anchor Employees 401K...............................         7,000            7,000               *
  One Post Office Square, 38th Floor
  Boston, Massachusetts 02109
ACA Corporate Account...............................         3,000            3,000               *
  One Post Office Square, 38th Floor
  Boston, Massachusetts 02109
Shepherd Trading, Ltd.(5)...........................       357,500          357,500               3%
Reliant Trading(6)..................................       357,500          357,500               3%
All Selling Shareholders as a Group.................     1,931,140        1,931,140              18%

---------------
 *  Less than 1% of the outstanding Common Stock

(1) The address for all of the listed Trusts is 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004. Stanley P. Desjardins, Chairman of the Company is the beneficial owner of all of the shares listed in the table and proposed to be sold from time to time pursuant to this Prospectus. See "Plan of Distribution." Following completion of this offering, Mr. Desjardins will continue to beneficially own 3,060,412 shares of the Company's Common Stock, representing approximately 30% of the shares to then be outstanding.

(2) The address for all of the listed Trusts is 201 East Fifth Street, P.O. Box 1198, Cincinnati, Ohio 45201-1198.

(3) The address for all of the listed Trusts is 580 Walnut Street, Cincinnati, Ohio 45202-3198.

(4) The address for the Mathis, Dallas & Frohlich Profit Sharing Plan is 7992 Dixie Highway, Florence, Kentucky 41042.

(5) The address for Shepherd Trading, Ltd. is 48 Par la ville Road, Suite 464, Hamilton HM11, Bermuda.

(6) The address for Reliant Trading is 1500 West Market Street, Suite 200, Mequon, Wisconsin 53092.

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, of which 8,999,948 shares were issued and outstanding as of April 1, 1997.

     Holders of the Common Stock are entitled to one vote for each share owned for all matters to be voted on by the Preferred Shareholders. As required under Arizona law, there is cumulative voting in the election of directors. Accordingly, each shareholder is entitled to vote the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares, or by distributing votes on the same principle among any number of candidates. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor and, in the event of liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights. The holders of Common Stock are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of preferred stock. The Common Stock currently outstanding is, and the Common Stock offered hereby will, when issued, be validly issued, fully paid, and nonassessable.

TRANSFER AGENT AND REGISTRAR

     The Company's Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

LISTING

     The Common Stock is currently listed and traded on the NYSE under the symbol "SMU."

                              PLAN OF DISTRIBUTION

     The distribution of the Common Stock offered hereby by the Selling Shareholders may be effectuated from time to time, so long as the Registration Statement of which this Prospectus is a part remains effective, in one or more transactions that may take place on the NYSE, including ordinary brokers' transactions, in privately-negotiated transactions, or through sales to one or more broker/dealers for resale of such Common Stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions will be paid by the Selling Shareholders in connection with such sales.

     The Company will pay certain of the expenses incident to the offering and sale of the Common Stock offered hereby to the public. The Company, however, will not pay for any expenses, commissions or discounts of underwriters, dealers or agents, which such costs shall be paid by the Selling Shareholders.

                                    EXPERTS

     The consolidated financial statements of Simula, Inc. as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated by reference into this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which have been incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Additional Information................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   13
Determination of Offering Price.......   13
Selling Shareholders..................   14
Description of Common Stock...........   16
Plan of Distribution..................   16
Experts...............................   16

======================================================


======================================================


                                1,931,140 SHARES


                             [SIMULA LOGO W/O NAME]


                                  SIMULA, INC.


                                  COMMON STOCK


                              --------------------
                                   PROSPECTUS
                              --------------------


                                 APRIL 3, 1997

======================================================